

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2015

Daniel Birnbaum
Chief Executive Officer
SodaStream International Ltd.
Gilboa Street
Airport City 7010000
Israel

     Re: **SodaStream International Ltd.**
                Form 20-F for Fiscal Year Ended December 31, 2014
                Filed April 20, 2015
                File No. 1-34929

Dear Mr. Birnbaum:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Terry French for

                                Carlos Pacho
                                Senior Assistant Chief Accountant